Exhibit 11
Statements Re: Computation Of Per Share Earnings

	Three months ended March 31,
(Dollars in millions except share data)	2006	2005
Numerator:
Net income—basic and diluted	$552	$144

Denominator:
Weighted-average common shares outstanding	174,178,090	175,554,038
Effect of stock options	1,949,314	2,303,123

Adjusted weighted-average shares	176,127,404	177,857,161

Earnings per share:
Basic	$3.17	$0.82
Diluted	$3.13	$0.81
Anti-Dilutive Securities
Certain option shares were not included in the computation of diluted earnings per share for the three-month period ended March 31, 2006, since inclusion of these option shares would have anti-dilutive effects, as the options’ exercise prices exceeded the respective average market prices of the company’s shares.

	Three months ended March 31,
	2006	2005

Number of anti-dilutive option shares	2,822,259	0

Exercise price	$43.38	$0

Cincinnati Financial Corporation
Form 10-Q for the quarter ended March 31, 2006	45